UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -------------------------

                                  SCHEDULE 13D

                            -------------------------

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                           BioTransplant Incorporated
                                (NAME OF ISSUER)

                     Common Stock, Par Value $.01 Per Share
                         (TITLE OF CLASS OF SECURITIES)

                                   09066y 10 7
                                 (CUSIP NUMBER)

                                Hank Gracin, Esq.
                               Lehman & Eilen LLP
                      50 Charles Lindbergh Blvd., Suite 505
                            Uniondale, New York 11553
                                 (516) 222-0888
              (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                      TO RECEIVE NOTICES AND COMMUNICATION)

                                October 25, 2002
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(f) or 240.13d(g), check the following box: / /

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 24013d-7 for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 09066y    10  7                13D/A                Page 2 of 10 Pages




1        NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Little Wing, L.P., 13-3778596

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a)   / /
         (b)   /X/

3        SEC USE ONLY

4        SOURCE OF FUNDS: WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(D) OR 2(E): /  /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

7.       SOLE VOTING POWER:                                           0 shares

8.       SHARED VOTING POWER:                                 2,502,042 shares

9.       SOLE DISPOSITIVE POWER:                                      0 shares

10.      SHARED DISPOSITIVE POWER:                            2,502,042 shares

11.      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON:                      2,502,042 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES:*  / /

13.      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11):                                             9.88%

14.      TYPE OF REPORTING PERSON*:                                         PN

CUSIP NO. 09066y    10  7                13D/A                Page 3 of 10 Pages



1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON : Tradewinds Fund Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a)   / /
         (b)   /X/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS: WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(D) OR 2(E): /  /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

7.       SOLE VOTING POWER:                                           0 shares

8.       SHARED VOTING POWER:                                   744,474 shares

9.       SOLE DISPOSITIVE POWER:                                      0 shares

10.      SHARED DISPOSITIVE POWER:                              744,474 shares

11.      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON:                        744,474 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES:*  / /

13.      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11):                                             2.94%

14.      TYPE OF REPORTING PERSON*:                                         CO

CUSIP NO. 09066y    10  7                13D/A                Page 4 of 10 Pages



1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quilcap Corp., 13-3780878

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a)   / /
         (b)   /X/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS: WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(D) OR 2(E): /  /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

7.       SOLE VOTING POWER:                                           0 shares

8.       SHARED VOTING POWER:                                 2,502,042 shares

9.       SOLE DISPOSITIVE POWER:                                      0 shares

10.      SHARED DISPOSITIVE POWER:                            2,502,042 shares

11.      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON:                      2,502,042 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES:*  / /

13.      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11):                                             9.88%

14.      TYPE OF REPORTING PERSON*:                                         CO

CUSIP NO. 09066y    10  7                13D/A                Page 5 of 10 Pages


1.
         NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON : Quilcap International Corp., 13-3868725

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a)   / /
         (b)   /X/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS: WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(D) OR 2(E): /  /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

7.       SOLE VOTING POWER:                                           0 shares

8.       SHARED VOTING POWER:                                   744,474 shares

9.       SOLE DISPOSITIVE POWER:                                      0 shares

10.      SHARED DISPOSITIVE POWER:                              744,474 shares

11.      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON:                        744,474 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES:*  / /

13.      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11):                                             2.94%

14.      TYPE OF REPORTING PERSON*:                                         CO

CUSIP NO. 09066y    10  7                13D/A                Page 6 of 10 Pages



1.       NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON: Parker Quillen ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a)   / /
         (b)   /X/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS: WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(D) OR 2(E): /  /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

7.       SOLE VOTING POWER:                                     107,000 shares

8.       SHARED VOTING POWER:                                 3,246,516 shares

9.       SOLE DISPOSITIVE POWER:                                107,000 shares

10.      SHARED DISPOSITIVE POWER:                            3,246,516 shares

11.      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON:                      3,246,516 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES:*  / /

13.      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11):                                             13.2%

14.      TYPE OF REPORTING PERSON*:                                        IN

CUSIP NO. 09066y    10  7                13D/A                Page 7 of 10 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           BIOTRANSPLANT INCORPORATED

Item 2. Identity and Background, of the Schedule 13D Report is amended as follows:

Item 2.  Identity and Background.

          (a) The filing of this amended Schedule 13D is made by: (i) Little Wing, L.P. ("Little Wing"), a Delaware limited partnership; (ii) Tradewinds Fund Ltd. ("Tradewinds"), a British Virgin Islands corporation; (iii) Quilcap Corp. ("Quilcap"), a Delaware corporation which is the General Partner of Little Wing;
(iv) Quilcap International Corp. ("Quilcap International") a Delaware corporation which is the Investment Manager for Tradewinds; and (v) Parker Quillen, President of Quilcap and Quilcap International.

          (b) The address of Little Wing is c/o Quilcap Corp., 153 East 53rd Street, Suite 2600, New York, New York 10022. Tradewinds, Quilcap International and Mr. Quillen all share the same address with Little Wing and Quilcap Corp.

          (c) (i) The principal business of Little Wing is that of a private investment entity engaging in the purchase and sale of securities; (ii) the principal business of Quilcap is serving as General Partner of Little Wing;
(iii) the principal business of Tradewinds is that of private investment entities engaging in the purchase and sale of securities; and (iv) the principal business of Quilcap International is serving as Investment Manager for various entities, including Tradewinds.

          (d) None of the persons referred to in subparagraph (a) above has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the persons referred to in subparagraph (a) above has, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP NO. 09066y    10  7                13D/A                Page 8 of 10 Pages

Item 5. Interest in Securities of the Issuer of the Schedule 13D Report is amended as follows:

Item 5.  Interest in Securities of the Issuer.

         (a) As of October 31, 2002, Little Wing, L.P. beneficially owned 2,502,042 shares of Common Stock constituting approximately 9.88% of the shares outstanding based on information provided by the Issuer.

          Little Wing, L.P. engaged in the following transactions in the Company's Common Stock during the 60 days prior to the date of this Report:

    *  On August 30, 2002, purchased 50,000 shares at $1.71 per share.
    *  On August 30, 2002, purchased 20,300 shares at $1.82 per share.
    *  On September 3, 2002, purchased 17,300 shares at $1.84 per share.
    *  On September 16, 2002, purchased 3,800 shares at $1.52 per share.
    *  On September 17, 2002, purchased 3,800 shares at $1.53 per share.
    *  On September 18, 2002, purchased 6,200 shares at $1.55 per share.
    *  On September 19, 2002, purchased 5,400 shares at $1.52 per share.
    *  On September 23, 2002, purchased 19,600 shares at $1.48 per share.
    *  On September 24, 2002, purchased 29,000 shares at $1.39 per share.
    *  On September 24, 2002, purchased 7,100 shares at $1.40 per share.
    *  On September 25, 2002, purchased 9,700 shares at $1.42 per share.
    *  On September 25, 2002, purchased 6,100 shares at $1.40 per share.
    *  On September 26, 2002, purchased 2,300 shares at $1.40 per share.
    *  On September 30, 2002, purchased 38,750 shares at $1.42 per share.
    *  On October 1, 2002, purchased 15,500 shares at $1.42 per share.
    *  On October 3, 2002, purchased 5,900 shares at $1.25 per share.
    *  On October 4, 2002, purchased 13,400 shares at $1.25 per share.
    *  On October 9, 2002, purchased 108,000 shares at $1.00 per share.
    *  On October 9, 2002, purchased 3,000 shares at $1.15 per share.
    *  On October 10, 2002, purchased 15,400 shares at $0.99 per share.
    *  On October 25, 2002, purchased 576,000 shares at $.33 per share.

         (b) As of October 31, 2002, Tradewinds beneficially owned 744,474 shares of Common Stock constituting approximately 2.94% of the shares outstanding based on information provided by the Issuer.

CUSIP NO. 09066y    10  7                13D/A                Page 9 of 10 Pages

         Tradewinds engaged in the following transactions in the Company's Common Stock during the 60 days prior to the date of this Report:

    *  On August 30, 2002, purchased 5,400 shares at $1.82 per share.
    *  On September 3, 2002, purchased 5,000 shares at $1.84 per share.
    *  On September 16, 2002, purchased 1,200 shares at $1.52 per share.
    *  On September 17, 2002, purchased 1,200 shares at $1.53 per share.
    *  On September 18, 2002, purchased 1,800 shares at $1.55 per share.
    *  On September 19, 2002, purchased 1,600 shares at $1.52 per share.
    *  On September 23, 2002, purchased 5,400 shares at $1.48 per share.
    *  On September 24, 2002, purchased 8,500 shares at $1.39 per share.
    *  On September 24, 2002, purchased 2,000 shares at $1.40 per share.
    *  On September 25, 2002, purchased 2,800 shares at $1.42 per share.
    *  On September 25, 2002, purchased 1,800 shares at $1.40 per share.
    *  On September 26, 2002, purchased 700 shares at $1.40 per share.
    *  On September 30, 2002, purchased 11,250 shares at $1.42 per share.
    *  On October 1, 2002, purchased 4,500 shares at $1.42 per share.
    *  On October 3, 2002, purchased 1,800 shares at $1.25 per share.
    *  On October 4, 2002, purchased 3,900 shares at $1.25 per share.
    *  On October 9, 2002, purchased 900 shares at $1.15 per share.
    *  On October 9, 2002, purchased 42,000 shares at $1.00 per share.
    *  On October 10, 2002, purchased 4,600 shares at $0.99 per share.
    *  On October 25, 2002 purchased 174,842 shares at $0.33 per share.

         (c) As of October 31, 2002, Parker Quillen beneficially owned 105,000 shares of Common Stock in his own name, 2,000 shares of Common Stock in the name of his minor children, and solely by virtue of his position as President of Quilcap Corp. and Quilcap International, 2,502,402 shares of Common Stock in the name of Little Wing, and 744,474 shares of Common Stock in the name of Tradewinds, constituting, in the aggregate, 13.2% of the shares outstanding based on information provided by the Issuer.

          Mr. Quillen engaged in the following transactions in the Company's Common Stock during the 60 days prior to the date of this Report:

    *  On October 25, 2002, purchased 100,000 shares at $.38 per share.

          (d) Little Wing, L.P. has the power to vote and dispose of the Common Shares owned by it, which power may be exercised by Mr. Parker Quillen, as President of Quilcap Corp., the general partner of Little Wing, L.P. Tradewinds has the power to vote and dispose of the Common Shares owned by it, which power may be exercised by Mr. Parker Quillen, as President of Quilcap International, the investment manager of Tradewinds.

CUSIP NO. 09066y    10  7                13D/A               Page 10 of 10 Pages


                                   Signatures


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2002

LITTLE WING, L.P.                                      QUILCAP CORP.
By:  Quilcap Corp.
        General Partner

By:  /s/ Parker Quillen                           By: /s/ Parker Quillen
    ------------------------------             -------------------------------
         Parker Quillen, President                Parker Quillen, President


TRADEWINDS FUND LTD.                            QUILCAP INTERNATIONAL CORP.
By: Quilcap International Corp.

By: /s/ Parker Quillen                     By:  /s/ Parker Quillen
    ------------------------------             -------------------------------
       Parker Quillen, President                 Parker Quillen, President


     /s/ Parker Quillen
------------------------------
        Parker Quillen